

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
Gregg Sullivan
Chief Executive Officer
GeoTraq, Inc.
1200 Westlake Ave. N.
Suite 607
Seattle, WA 98109

Re: GeoTraq, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 3, 2014
File No. 333-198945

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Coverpage

1. Please add a table disclosing the proceeds that you will receive if you sell 25%, 50% and 75% of the shares being offered pursuant to Item 501(b)(3).

2. Please disclose here that your shares will be sold by your officers pursuant to Rule 3a4-1 and summarize the requirements of that rule.

Prospectus Summary, page 5

3. Please describe the material terms of the agreement entered into with your developer to design your prototype. In addition, please file this agreement as a material agreement or explain to us why you believe it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

4. We note your response to comment 8 of our prior letter. Please expand your disclosure to summarize the market for your product, how you plan to distribute your product and the customers for this product. For example, please explain whether you plan to sell your products through resellers or directly to end-users.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director